Exhibit 99.1

AA2000 reports a 25.5% increase in revenues during 2017

Buenos Aires Argentina, March 9, 2018 – Corporación América Airports S.A. (NYSE: CAAP) (“the Company” or “CAAP”) announced today that its subsidiary Aeropuertos Argentina 2000 S.A. (“AA2000”) has filed its financial statements with the Comision Nacional de Valores (CNV) in Argentina. Results for the year 2017 for AA2000 are:

Traffic	35.9 million Passengers	+ 14.2 % increase YoY
Movements	404,181	+7.8% increase YoY
Cargo volume	230,276 Tn	+10.1% increase YoY
Aeronautical Revenue	AR$ 7,053 million	+ 1,676 million YoY, or 31% increase
Non-aeronautical Revenue	AR$ 5,621 million	+ 896 million YoY, or 19% increase
Total Revenue	AR$ 12,674 million	25.5% increase

Passenger traffic growth during 2017 resulted from an increase in traffic in existing routes and from opening of new domestic and international routes.

Operating at Ezeiza airport, Level started five weekly flights to Barcelona, Azul launched 14 weekly flights to a number of Brazilian destinations and United opened a daily frequency to New York. Also, operating at Aeroparque airport, Amaszonas started 40 weekly flights to neighboring countries Paraguay and Uruguay, and Avianca added more than 30 flights to Florianópolis, in Brazil, and domestic destinations Mar del Plata and Rosario, in Argentina.

In addition, there was increased activity at airports located in different provinces of Argentina. For instance, Córdoba airport, in the centre of the country, became an increasingly relevant domestic hub, incorporating two new airlines during 2017: Air Europa and Amaszonas. This airport also added more flights to many of its already established domestic routes. Furthermore, operating from Mendoza airport, Copa inaugurated new flights to Chile, Brazil and Peru, operated by associated airlines Sky, Gol and Latam, respectively. Top domestic carriers Aerolíneas Argentinas and Latam also added new flights to many of their existing domestic routes, consequently increasing connectivity throughout the country.

After 20 years of operations in Argentina, the increase of 14.2%, or 35.9 million passengers, in passenger traffic in 2017 represents a historical record for the company. This historical increase in passenger traffic resulted in an increase of AA2000’s revenues.

During 2017, AA2000 continued with its plan to develop infrastructure at Ezeiza, Aeroparque, Cordoba, Comodoro Rivadavia and Tucuman airports.

Another relevant event in 2017 was the incorporation of the El Palomar Airport as part of the AA2000 concession, becoming the 34th airport in the concession and the first one to be added by the Argentine Government since 1998.

Traffic growth and the increase in revenues in 2017 have been influenced by favorable macroeconomic conditions in the Argentine economy and the implementation of new policies introduced by the Argentine Government in the aeronautical sector.

About Corporación América Airports S.A.

CAAP acquires, develops and operates airport concessions. The Company is the largest private sector airport operator in the world based on the number of airports under management and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2016, it served 71.8 million passengers.